                                                                     EXHIBIT II

Richland, Gordon & Co.     LIVE Contact:                LIVE Investor Relations
Contact:                   Ronald B. Cushey             Lippert/Heilshorn & Assoc.
Richard E. Nicolazzo       Executive Vice President/    Lillian Armstrong/
Nicolazzo & Associates     Chief Financial Officer      Kris Otridge
(617) 951-0000             (818) 778-3167               (415) 433-3777
                                                        Keith L. Lippert
                                                        (212) 838-3777

              LIVE ENTERTAINMENT INC. ANNOUNCES BUYOUT AGREEMENT

     Los Angeles, California, April 18, 1997 - LIVE Entertainment Inc. (Nasdaq
NM: LIVE, Nasdaq SmallCap: LIVE P) today announced that it has entered into a definitive merger agreement with an investor group led by Richland, Gordon & Co. Pursuant to the merger agreement, holders of LIVE's Series B Preferred Stock will receive $10.00 per share in cash, plus accrued dividends, and holders of LIVE's Common Stock will receive $6.00 per share in cash. LIVE's outstanding indebtedness will also be redeemed at par plus accrued interest. The Board of Directors of LIVE has unanimously approved the merger agreement, and Pioneer Electronic Corporation, the holder of approximately 50.3% of the outstanding voting power, has agreed to vote its shares in favor of the merger.

     The transaction is subject to customary terms and conditions, including obtaining the necessary financing under commitment letters aggregating $150 million delivered by the investor group. The transaction is also subject to approval by holders of a majority of LIVE's outstanding Common equity securities at a special meeting which is expected to be held in June.

                                     -more-

LIVE Entertainment Inc.
Page 2

     "We are excited about the opportunity to work with LIVE's management team to continue the growth of the Company," said Alan D. Gordon, President of Richland, Gordon & Co., a private equity investment firm. Roger Burlage, Chairman and CEO of LIVE, stated that "LIVE is looking forward to continued growth with the support of our new investor group. This transaction rationalizes LIVE's capital structure and significantly enhances our ability to expand LIVE's presence in the industry."

     LIVE Entertainment Inc., headquartered in Los Angeles, is a diversified entertainment company, specializing in the domestic and international marketing and distribution of filmed entertainment with its primary focus on motion pictures. The Company distributes to the theatrical, non-theatrical, home video, interactive and television markets both domestically and internationally through its operating divisions, including LIVE Entertainment, LIVE International, LIVE Home Video, LIVE Television, LIVE Interactive and LIVE Film and Mediaworks.
                                      ###